Pricing Supplement Dated February 21, 2012	Rule 424(b)(3)
(To Prospectus Supplement Dated March 15, 2011	File No. 333-160487
and Prospectus Dated July 9, 2009)	Pricing Supplement No. 2012-1

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus®

Variable Denomination Floating Rate Notes

Interest Rate:	Under $15,000		$15,000 to $49,999		$50,000 to $5 million		Greater than $ 5 million
	Rate	Yield	Rate	Yield	Rate	Yield	Rate	Yield
	1.00%	1.00%	1.05%	1.06%	1.10%	1.11%	0.25%	0.25%

Effective Dates:	February 21, 2012 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at GEInterestPlus.com or by calling 800-433-4480, 24 hours a day, seven days a week.

The rates for GE Interest Plus Notes are separate and distinct from the rate established for GE Interest Plus for Businesses, which is offered to business investors.